EXPENSE REIMBURSEMENT AGREEMENT
THIS EXPENSE REIMBURSEMENT AGREEMENT is made by and among Ivy Distributors, Inc. (“IDI”), Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Variable Insurance Portfolios (the “Trust”), on behalf of the series indicated in Appendix A hereto (each, a “Portfolio,” and, collectively, the “Portfolios”).
WHEREAS, the Trust, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Portfolio is a series of the Trust; and
WHEREAS, the Trust, IDI and WISC have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to maintain the expenses of the Class I shares of each Portfolio at a level below the level to which such Class may normally be subject;
NOW THEREFORE, the parties hereto agree as follows:
1.	Reimbursement of Expenses.
	1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from May 1, 2020 through April 30, 2021, IDI and/or WISC agrees to reimburse sufficient fees to ensure that the total annual ordinary portfolio operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) of the Class I shares of that Portfolio are at all times equal to the total annual ordinary portfolio operating expenses of the Class II shares of that Portfolio less twenty-five basis points (0.25%), as calculated at the end of each month (the “Reimbursement Amount”).
	1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Reimbursement Amount shall be paid directly by IDI and/or WISC. Such direct payment shall be paid two times per year within 30 days following the date of a Portfolio’s applicable semi-annual or annual reporting period.
2.	Termination and Effectiveness of Agreement.
	2.1	Termination. This Agreement shall terminate on April 30, 2021. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act. This Agreement supersedes any prior expense reimbursement agreements between a Portfolio, IDI and WISC.
	2.2	Effectiveness. This Agreement shall be effective May 1, 2020.
3.	Miscellaneous.
	3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.
	3.2	Interpretation. Nothing contained herein shall be deemed to require the Trust or a Portfolio to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or a Portfolio.
	3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, the computations of net asset values, and the allocation of expenses, having a counterpart, shall have the same meaning as and be resolved by reference to the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of February 25, 2020.
IVY VARIABLE INSURANCE PORTFOLIOS
By: /s/ Jennifer K. Dulski
Jennifer K. Dulski, Secretary
IVY DISTRIBUTORS, INC.
By: /s/ Amy J. Scupham
Amy J. Scupham, President
WADDELL & REED SERVICES COMPANY
By: /s/ Joseph W. Kauten
Joseph W. Kauten, Senior Vice President

Appendix A
Ivy VIP Asset Strategy
Ivy VIP Energy
Ivy VIP High Income
Ivy VIP Mid Cap Growth
Ivy VIP Science and Technology
Ivy VIP Small Cap Growth